                                                FILED PURSUANT TO RULE 424(B)(5)
                                                           FILE NUMBER: 33-64307

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION + +OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS + +SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY + +NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                    Subject to Completion September 11, 1998

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 26, 1996)


FRONTIER CORPORATION
$200,000,000
                                                                            LOGO
                                                                        frontier


  % DEALER REMARKETABLE SECURITIESSM ("DRS.SM") DUE

Interest payable                    and

The Dealer remarketable securities ("Drs.SM") due                    (the
"Stated Maturity Date") of Frontier Corporation ("Frontier" or the "Company")
will bear interest at a rate of    % per annum from September   , 1998 until
            (the "Remarketing Date"). Interest on the Drs. is payable semi-
annually on March    and September    of each year, commencing              .
The Drs. are subject to mandatory tender on the Remarketing Date. If J.P. Morgan Securities Inc., as Remarketing Dealer (the "Remarketing Dealer"), elects to remarket the Drs. as described herein, the Drs. will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date. See "Description of the Drs.-- Mandatory Tender of Drs.; Remarketing." If the Remarketing Dealer elects not to remarket the Drs., or for any reason does not purchase all of the Drs. on the Remarketing Date, the Company will be required to purchase on the Remarketing Date any Drs. that have not been purchased by the Remarketing Dealer at 100% of the principal amount thereof plus accrued interest, if any. See "Description of the Drs.--Repurchase."

The Drs. will not be redeemable prior to the Remarketing Date. After the Remarketing Date, the Drs. will be redeemable on the terms described in "Description of the Drs.--Redemption."

The Drs. will be represented by one or more global securities registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Purchasers of the Drs. will not have the right to receive physical certificates evidencing their ownership of the Drs. The Drs. will not be listed on any securities exchange.

See "Risk Factors" commencing on page 4 of the accompanying Prospectus for a discussion of certain factors relevant to an investment in debt securities of the Company.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Drs. will be offered by the Underwriters at varying prices based on prevailing market prices at the time of resale. The net proceeds to the Company
will be   % of the principal amount of the Drs. and the aggregate net proceeds
to the Company will be $           plus accrued interest, if any, from
September   , 1998, before deducting estimated expenses of $         payable by
the Company. The net proceeds include a premium paid by the Remarketing Dealer for the right to require the mandatory tender of all outstanding Drs. See "Underwriting."

The Drs. are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. It is expected that delivery of the Drs. will be made through
the book-entry facilities of DTC on or about            , 1998.

J.P. MORGAN & CO.

                           CREDIT SUISSE FIRST BOSTON

                                                             MERRILL LYNCH & CO.

                 , 1998
-----------
"Dealer remarketable securitiesSM" and "Drs.SM" are service marks of J.P. Morgan Securities Inc.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DRS. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE DRS. IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING".

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in connection with the offer contained in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer by the Company or by any Underwriter to sell securities in any state to any person to whom it is unlawful for the Company or such Underwriter to make such offer in such state. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                           PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents by Reference............................ S-3
The Company................................................................ S-3
Summary of Recent Operations............................................... S-4
Selected Financial Data.................................................... S-8
Ratio of Earnings to Fixed Charges......................................... S-11
Use of Proceeds............................................................ S-11
Capitalization............................................................. S-12
Description of the Drs. ................................................... S-12
Certain United States Federal Income Tax Considerations.................... S-17
Underwriting............................................................... S-21
Legal Matters.............................................................. S-21
Statement Regarding Forward-Looking Information............................ S-22
                                PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    4
Risk Factors...............................................................    4
Use of Proceeds............................................................    4
Ratios of Earnings to Fixed Charges........................................    5
Description of Debt Securities.............................................    5
Capital Stock Structure....................................................   16
Description of Common Stock................................................   16
Description of Preferred Stock.............................................   18
Description of Securities Warrants.........................................   22
Plan of Distribution.......................................................   23
Legal Matters..............................................................   24
Experts....................................................................   24

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

In addition to the documents identified in "Incorporation of Certain Documents by Reference" in the accompanying Prospectus, the following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference in this Prospectus
Supplement:

  1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

  2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998; and

  3. The Company's Current Reports on Form 8-K filed on January 30, 1998, March 2, 1998 and June 17, 1998.

                                  THE COMPANY

Frontier offers integrated communications services to more than two million business, carrier and targeted residential customers nationwide, in Canada and in the United Kingdom. The Company was incorporated in 1920 under the laws of New York State to take over and unify the properties of a predecessor company and certain properties of the New York Telephone Company which were located in the same general territory. Frontier is headquartered in Rochester, New York. Through its Integrated Services segment, the Company is the nation's fifth largest long distance company. This segment provides domestic and international voice, data and video communications service to primarily small to mid-size business customers and targeted consumer markets. The Company's Local Communications Services segment consists of 34 local telephone companies which as of December 31, 1997, serve nearly one million access lines in thirteen states and is the eleventh largest local exchange provider in the United States. The Corporate Operations and Other segment includes expenses traditionally associated with a holding company, including executive and board of directors' expenses, corporate finance and treasury, investor relations, corporate planning, legal services and business development.

Prior to 1995, Local Communications Services provided the majority of the Company's revenue and income. The Company complemented its internal growth in the Integrated Services business with a number of strategic acquisitions and a merger in 1995 that approximately doubled the size of the business. As a result of the Company's strategic decision to expand the Integrated Services business, revenue from this segment represented 70%, 73% and 69% of consolidated revenue for 1997, 1996 and 1995, respectively.

COMPANY STRATEGY

The Company's strategy is to be the premier provider of integrated telecommunications solutions in its target markets. The Company will market itself to customers as a single source provider of integrated communications services, which can include long distance, local, cellular, paging, data, Internet and enhanced services. Frontier is committed to growth through expansion of its existing businesses and relationships, the development of value-added products and services and through strategic acquisitions. Frontier anticipates that public policy will continue to evolve in favor of greater competition and, as a result, the Company has been positioning itself to compete aggressively in a marketplace with numerous new competitors.

                          SUMMARY OF RECENT OPERATIONS

The following is a summary of recent operations that has been derived from certain sections of Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. In certain circumstances, the information has been updated as of the date of this Prospectus Supplement. This summary should be read in conjunction with such Quarterly Report on Form 10-Q, including the complete text of Management's Discussion and Analysis of Financial Condition and Results of Operations contained therein.

Consolidated revenues for the second quarter of 1998 and on a year-to-date basis were $648.3 million and $1.3 billion respectively, representing increases of $58.2 million or 9.9% and $112.6 million or 9.6% for the three and six month periods ended June 30, 1998. Excluding nonrecurring items, operating income was $80.8 million for the three months ended June 30, 1998 and $155.4 million for the six month period ended June 30, 1998 as compared to $74.0 million and $142.1 million for the three and six month periods ended June 30, 1997. Operating results continue to be positively impacted by revenue growth in several areas including Carrier Services, data revenue and Competitive Local Exchange Carrier ("CLEC") services. The most significant growth continues to be generated by the Carrier Services business. Carrier Services revenues grew $56.8 million or 56.5% over the second quarter of 1997, and $86.4 million or 41.0% over the first half of 1997. The Carrier Services group growth reflects a growing base of customers such as Level 3 Communications. The Company's agreement with Level 3 Communications provides Level 3 Communications additional bandwidth for IP-based applications and is expected to generate $165.0 million in incremental revenue for the Company over the five year term of the agreement.

On a quarter-to-date and year-to-date basis, excluding nonrecurring charges, consolidated operating margins were consistent with 1997. Normalized for other charges, costs and expenses grew $51.4 million or 10.0% for the quarter ended period and $99.3 million or 9.7% for the year-to-date period. Increased expenses were primarily caused by revenue growth, a higher cost of access in the Company's integrated services segment associated with the interim overlap of leased and owned facilities as the Company installs its national fiber optic network and additional funding required for data and CLEC initiatives. These increases are offset by improvements in selling, general and administrative expenses as a percent to revenue due to implementation of the restructuring plans announced in the fourth quarter of 1997, which resulted in the exiting of the prepaid business, the phase down of the Integrated Services consumer base and a refocusing of the Company's core product offerings.

Operating results for 1998 and 1997 were affected by certain one-time events. In April 1998, the Company completed the sale of Minnesota Southern Cellular Telephone Company ("Minnesota RSA No. 10"), a wholly owned cellular partnership, and certain other properties. The sale of these properties resulted in a combined after-tax gain of $2.5 million, or $.01 per share. The income tax effect on the gain of $12.1 million is significantly impacted by the sale of Minnesota RSA No. 10 which resulted in nondeductible goodwill. In the first quarter of 1997, the Company also completed the sale of its 69.5% equity interest in the South Alabama Cellular Communications Partnership. The sale resulted in an after-tax gain of $11.2 million or $.07 per share. These cellular properties were not considered areas of key strategic focus by the Company.

Results for the second quarter of 1998 also include the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). The cumulative effect of adopting SOP 98-5 was an after-tax charge of $1.8 million, net of applicable income taxes of $.8 million or $.01 per share. The charge is primarily attributed to unamortized start-up costs related to the product development costs associated with new business ventures.

During the first quarter of 1998, the Company acquired through the issuance of stock GlobalCenter Inc. ("GlobalCenter"), a leader in digital distribution, Internet and data services and recorded a pre-tax acquisition related charge of $6.5 million ($5.8 million after-tax) associated with the transaction. These charges include investment banker, legal fees and other direct costs.

In March 1997, the Company recorded a $62.8 million charge, net of a tax benefit of $33.8 million, primarily related to the write-off of certain network costs no longer required for long distance traffic volumes. As a result of the decline in long distance traffic, an evaluation of the existing network was performed and facilities deemed no longer necessary to support the Company's revenue and traffic levels were identified.

Excluding one-time events, diluted earnings per share for the quarter ended June 30, 1998 and six months ended June 30, 1998 was $.26 and $.49, respectively, as compared to $.23 and $.44 for the comparable 1997 periods. Consolidated net income for the same quarter-to-date and year-to-date periods was $45.2 million and $84.9 million in 1998 and $39.3 million and $75.0 million in 1997.

INTEGRATED SERVICES

The Integrated Services segment provides domestic and international voice, data products, video and audio communications, digital distribution services, Internet service and other communications products to primarily small to mid-size business customers, carrier customers and targeted consumer markets. Results for this segment also include CLEC services, currently available in approximately 30 states, providing the Company the ability to offer integrated local and long distance telephone service to approximately 70% of the United States.

Integrated Services revenue totaled $464.7 million in the second quarter of 1998, an increase of $52.4 million or 12.7% as compared to the second quarter of 1997. On a year-to-date basis, revenue totaled $914.2 million as compared to $817.6 million in the same period in 1997. The increase in revenue is attributed to a growing base of carrier customers, CLEC services and data sales from Frontier GlobalCenter. Revenue increases are being offset by the sale of the prepaid business and de-emphasizing of consumer segment programs.

During the second quarter of 1998, Carrier Services revenue grew $56.8 million or 56.5% over the same prior year period. On a year-to-date basis, Carrier Services revenue grew $86.4 million or 41.0% over 1997 due to an increase in the customer base and higher levels of usage. In March 1998, the Company entered into a significant fiber capacity contract with Level 3 Communications valued at over $165.0 million over five years. This contract should begin to yield revenue in the second half of 1998. As the national fiber optic network is completed, the Company anticipates further fiber capacity sales, swaps and exchanges.

Frontier provides local service as a CLEC on both a resale and facility basis. The Company provides local services to its customers when long distance services are also provided. At the end of the first quarter of 1998, Frontier provided local services in areas covering approximately 50% of the business customers in the United States. Most of that coverage was provided via resale of the incumbent local exchange carriers. Within that footprint, CLEC service was provided from Frontier's own switches in New York, Boston and Minneapolis. During the second quarter of 1998, Frontier expanded its coverage to approximately two-thirds of the United States and turned up facilities based service in Seattle, Denver, Atlanta and Chicago. The Company anticipates providing facilities based service in thirteen metro areas in the second half of 1998 and ten additional cities during 1999. Facilities based service is being offered in cities that are on the Company's national fiber optic network, which will provide Frontier with the opportunity to expand its offerings of combined local and long distance services into additional markets and leverage the national fiber optic network. As of June 30, 1998, Frontier is serving in excess of 140,000 ANIs, or access lines, predominantly through resale in markets where it is not the incumbent local exchange carrier. At the end of the first quarter of 1998, Frontier was serving in excess of 116,000 ANIs. Revenue growth was 106.6% and 98.4% for the quarter ended and for the six months ended June 30, 1998 as compared to the same prior year periods.

Frontier GlobalCenter's revenue for the second quarter of 1998 was $10.4 million, an increase of $5.0 million, or 92.3% over the second quarter of 1997. On a year-to-date basis, Frontier GlobalCenter's revenue was $18.9 million, an increase of $9.3 million or 97.7% over the same period in 1997. Revenue growth continues to be driven by the digital distribution product. Sales to new customers such as Ziff Davis, the Washington Post, Newsweek, CNN/Sports Illustrated, Lucas Films and Home Box Office as well as new multi-year contracts from current customers, such as Yahoo! and Electronic Arts, are driving digital distribution revenue gains.

Cost of access represented 64.8% of total Integrated Services revenue for the second quarter of 1998 as compared to 61.5% for the same period in 1997. On a year-to-date basis, cost of access represented 64.3% of total Integrated Services revenue as compared to 62.9% for the same 1997 period. The higher cost of access percentage is driven by an interim overlap of leased and owned facilities as the Company installs its national fiber optic network, as well as an increased mix of high volume carrier business.

Construction of the Company's national fiber optic network is on schedule through the first half of 1998. However, certain segment delays are anticipated in the Qwest constructed portion of the Frontier network in the latter half of 1998 that would move the expected completion date of the national fiber optic network into the first half of 1999. The Company has further enhanced its national fiber optic network by expanding geographic coverage. Through a swap agreement with WTCI, Frontier will add 1,661 additional route miles from Seattle to Denver. This agreement will also provide the Company with a redundant SONET ring in the northwest United States, which is expected to further enhance the reliability and performance of the network. In addition, in July 1998, Frontier entered into an agreement with Williams Communications that will extend the national fiber optic network into the southeast United States. In aggregate, the Company's national fiber optic network will have 16,000 route miles. As of June 30, 1998, approximately 66% of the network being built by Qwest is carrying traffic.

On July 31, 1998, the Company agreed to join as an initial party in the development and construction of a trans-Pacific fiber network from California to Japan made up of a number of restorable optic segments.

Operating income for the second quarter of 1998 was $19.7 million, an increase of 24.2% over the second quarter of 1997. Operating margin as a percent of revenue for the three months ended June 30, 1998, increased from 3.9% in the second quarter of 1997 to 4.2% in the second quarter of 1998. On a year-to-date basis, excluding nonrecurring items, operating income increased 37.7% to $35.9 million. Operating margin as a percent of revenue increased from 3.2% in the first half of 1997 to 3.9% for the current year. The increase in operating margin is attributed to higher revenue and continuing improvement in the cost structure resulting from the implementation of its restructuring announced in the fourth quarter of 1997.

Frontier anticipates that its operating margins will strengthen throughout 1998 and 1999, particularly in 1999, as the national fiber optic network is completed, as its higher margin data sales grow as a percent of the revenue mix and its cost structure continues to decrease as a percent of revenue with a focused product mix.

LOCAL COMMUNICATIONS SERVICES

Local Communications Services includes the Company's local telephone operations, consisting of 34 telephone operating subsidiaries in 13 states. Also included in this segment are revenues and expenses of Frontier Communications of Rochester Inc., a competitive telecommunications company formed January 1, 1995 that provides an array of services on a retail basis in the Rochester, New York marketplace. Consequently, the Local Communications Services segment includes both wholesale and retail local service provided in the Rochester, New York market.

Revenues for Local Communications Services were $175.1 million in the three month period ended June 30, 1998, an increase of $8.1 million or 4.9% over the comparable period in 1997. For the six month period ended June 30, 1998, revenues were $348.2 million, an increase of $17.9 million or 5.4% over the comparable period in 1997. Access lines increased 2.7% over the prior year to 1,013,000 and access minutes of use increased 3.3% over the same prior year period. On a year-to-date basis, minutes of use increased 2.9% over the comparable 1997 period. Revenue growth during the first half of 1998 is also influenced by an increased demand for Internet services.

Costs and expenses in the second quarter of 1998 for Local Communications Services were $110.0 million, an increase of $3.0 million or 2.8% over the second quarter of 1997. Costs and expenses for the first half of 1998 were $219.5 million, representing an increase of $8.8 million or 4.2% over the same period in 1997. The increase in costs and expenses is primarily attributed to increased depreciation expense, higher operating costs for repair and maintenance in 1998 and an increase in customer service costs due to access line growth. A portion of the repair and maintenance increase was caused by severe flooding and ice storms during the first half of 1998.

Operating income was $65.1 million and $128.7 million for the three and six month periods ended June 30, 1998, respectively, representing increases of $5.2 million or 8.6%, and $9.0 million or 7.6% over the comparable three and six month periods in the prior year. Operating margins for the three months ended June 30, 1998 improved to 37.2% as compared to 35.9% in 1997. On a year-to-date basis, operating margins improved from 36.2% in 1997 to 37.0% in 1998. The favorable trend in operating margins reflects continuing improvements in operating efficiencies.

CORPORATE OPERATIONS AND OTHER

Corporate Operations is comprised of expenses traditionally associated with a holding company, including executive and board of directors' expenses, corporate finance and treasury, investor relations, corporate planning, legal services and business development. The Other category includes Frontier Network Systems Corp. ("FNSC"). FNSC markets and installs telecommunications systems and equipment. This segment also includes wireless operations from Minnesota RSA No. 10 and the Company's 69.5% interest in Alabama RSAs No. 4 and No. 6. The sale of Minnesota RSA No. 10 was finalized April 30, 1998. The Alabama interest was sold in January 1997.

The Company completed its purchase of R.G. Data Incorporated (renamed "Frontier Network Systems Corp." or "FNSC") in February 1997. R.G. Data Incorporated was a privately held, upstate New York based computer and data networking equipment and services company.

The change in results for this segment on both a quarter-to-date and year-to-date basis, are influenced by the sale of the Company's wireless properties and the addition of Frontier Network Systems Corporation in 1997.

SUBSIDIARY DIVIDEND RESTRICTION

In January 1998, the Company began its fourth year of operations under the Open Market Plan as described in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. The Open Market Plan prohibits the payment of dividends by the Company's subsidiary, Frontier Telephone of Rochester, Inc. ("FTR"), to Frontier if (i) FTR's senior debt is downgraded to "BBB" by Standard & Poor's ("S&P"), or the equivalent rating by other rating agencies, or is placed on credit watch for such a downgrade, or (ii) a service quality penalty is imposed under the Open Market Plan. Dividend payments to Frontier also require the Company's directors to certify that such dividends will not impair FTR's service quality or its ability to finance its short and long-term capital needs on reasonable terms while maintaining an S&P debt rating target of "A".

FTR made a $56 million dividend payment to the Company in 1996 with respect to its 1995 operations. However, in 1996, FTR failed to achieve the service quality levels required by the Open Market Plan. On December 19, 1996, pursuant to the Open Market Plan, FTR requested the New York State Public Service Commission ("NYSPSC") staff to exclude certain months from the calculation used to measure service quality, due to operating conditions considered by management to be abnormal and beyond FTR's control. In April 1997, FTR received notice from the NYSPSC that its request for a waiver of certain conditions in the Open Market Plan related to service quality results was denied. The NYSPSC's ruling has resulted in a temporary restriction on the flow of cash dividends from FTR to Frontier and a refund to FTR's customers of $.9 million. Reserves sufficient to cover the refund were established in 1996. On October 22, 1997, the NYSPSC adopted an order requiring FTR to issue refunds of approximately $2.60 per customer. These refunds have been completed.

The temporary restriction of dividend payments to Frontier will remain in place until the NYSPSC is satisfied that FTR's 1997 and 1998 service levels demonstrate that FTR has rectified the service deficiency. Weather and other events have adversely impacted service levels in recent months. During August 1998, the NYSPSC determined that FTR would be required to make refunds totaling approximately $1.0 million for its failure to meet service quality targets for periods prior to 1998. The NYSPSC also announced that it would prospectively increase the sum subject to refund by FTR and promote further improvements in service quality. The Company expects that the NYSPSC will take action in this matter during September 1998.

                            SELECTED FINANCIAL DATA

Set forth below are summary historical financial and other data with respect to the Company for each of the five years in the period ended December 31, 1997. This information is derived from the consolidated financial statements of the Company, which have been audited by PricewaterhouseCoopers LLP, independent auditors, and should be read in conjunction with the information and audited consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Current Report on Form 8-K dated June 17, 1998, which reflects the restatement related to the Global Centers acquisition. The summary historical financial data and other data for the six month periods ended June 30, 1998 and 1997 are unaudited, and, in the opinion of the Company's management, include all adjustments necessary for a fair presentation of such information. Such unaudited information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and other information and the consolidated financial statements contained in the Company's Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 1998.

                               SIX MONTHS
                                  ENDED
IN THOUSAND OF DOLLARS          JUNE 30,                         YEAR ENDED DECEMBER 31, (1)
----------------------    ------------------------  ----------------------------------------------------------------
                             1998          1997        1997        1996          1995          1994          1993
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
FINANCIAL DATA:
INTEGRATED SERVICES:
Revenues................  $  914,210    $  817,550  $1,666,500  $1,901,209    $1,486,950    $1,010,425    $  790,139
Operating Income (Loss):
 Operating Income Before
  Acquisition Related
  and Other Charges.....      35,914        26,086      35,435     229,930       211,068       161,107       105,048
Acquisition Related and
 Other Charges(2).......      (6,528)      (96,600)   (175,856)    (39,756)      (91,448)          --            --
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
 Total Operating Income
  (Loss)................  $   29,286    ($  70,514) ($ 140,421) $  190,174    $  119,620    $  161,107    $  105,048
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
Depreciation and
 Amortization...........      51,111        45,251      98,844      84,336        61,774        39,290        32,480
Capital Expenditures....     140,924        94,928     316,901     189,604        69,961        41,668        30,884
LOCAL COMMUNICATIONS
 SERVICES:
Revenues................  $  348,203    $  330,317  $  667,078  $  643,013    $  621,725    $  609,678    $  593,871
Operating Income:
 Operating Income Before
  Acquisition Related
  and Other Charges.....     128,704       119,665     242,471     215,638       198,281       180,250       162,847
Acquisition Related and
 Other Charges(2).......         --            --       (4,174)    (23,100)      (10,249)          --         (3,300)
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
 Total Operating Income.  $  128,704    $  119,665  $  238,297  $  192,538    $  188,032    $  180,250    $  159,547
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
Depreciation and
 Amortization...........      56,511        54,660     110,104     102,350       104,419       108,588       112,523
Capital Expenditures....      62,558        43,564     108,782     101,342        73,766        60,711        89,923
CORPORATE AND OTHER:
Revenues................  $   17,901    $   19,825  $   41,231  $   44,297    $   41,653    $   47,442    $   53,438
Operating Loss:
 Operating Loss Before
  Acquisition Related
  and Other Charges.....      (9,241)       (3,697)     (8,364)     (9,589)      (10,274)      (15,731)      (12,958)
Acquisition Related and
 Other Charges(2).......         --            --       (3,354)     (4,900)      (12,542)          --            --
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
 Total Operating Loss...  ($   9,241)   ($   3,697) ($  11,718) ($  14,489)   ($  22,816)   ($  15,731)   ($  12,958)
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
Depreciation and
 Amortization...........       1,589         1,765       3,584       4,274         3,697         5,445         3,763
Capital Expenditures....      15,664        11,975      27,305      22,554         2,544        11,356         3,135
CONSOLIDATED:
Revenues................  $1,280,314    $1,167,692  $2,374,809  $2,588,519    $2,150,328    $1,667,545    $1,437,448
Operating Income (Loss):
 Operating Income Before
  Acquisition Related
  and Other Charges.....     155,377       142,054     269,542     435,979       399,075       325,626       254,937
Acquisition Related and
 Other Charges(2).......      (6,528)      (96,600)   (183,384)    (67,756)     (114,239)          --         (3,300)
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
 Total Operating Income
  (Loss)................  $  148,849    $   45,454  ($  86,158) $  368,223    $  284,836    $  325,626    $  251,637
                          ----------    ----------  ----------  ----------    ----------    ----------    ----------
Income Before
 Extraordinary Items and
 Cumulative Effect of
 Changes in Accounting
 Principles.............  $   81,577    $   23,432  $   31,801  $  198,205       145,129       187,254       128,644
Consolidated Net Income.  $   79,822(3) $   23,432  $   31,801  $  190,187(4) $   22,444(5) $  180,057(6) $  121,154(7)
Depreciation and
 Amortization...........  $  109,211    $  101,676  $  212,532  $  190,960    $  169,890    $  153,323    $  148,766
Capital Expenditures....  $  219,146    $  150,467  $  452,988  $  313,500    $  164,271    $  113,735    $  123,842
OTHER DATA:
EBITDA(8)...............     264,588       243,730     482,074     626,939       568,965       478,949       403,703
EBITDA Margin(8)........        20.7%         20.9%       20.3%       24.2%         26.5%         28.7%         28.1%
Current Ratio...........        1.03          1.12        1.00        1.13          1.04          2.20          1.04
Debt to
 Capitalization(9)......        50.8%         43.7%       49.2%       39.1%         41.0%         41.2%         44.6%
Pre-tax Interest
 Coverage(10)...........         4.8           6.0         4.7         9.0           7.5           6.5           4.3
FINANCIAL POSITION:
Identifiable Assets.....  $2,718,009    $2,296,410  $2,501,517  $2,237,298    $2,111,415    $2,060,794    $1,721,545
Working Capital.........      15,501        49,960      (2,673)     53,364        18,127       368,128        11,674
Total Debt..............   1,027,407       790,483     941,124     685,499       634,619       666,515       586,669
Shareholders' Equity....     993,867     1,018,606     974,369   1,067,310       912,446       949,329       727,725

(1) The Company completed several acquisitions during the periods presented. During 1998 the Company acquired GlobalCenter, Inc., a leading provider in digital distribution, Internet and data services, in a transaction accounted for as a pooling of interests. The financial statements have been restated for all periods prior to the acquisition to include the accounts and operations of the pooled companies. During 1995, seven long distance companies were acquired and accounted for as purchases which may affect the comparability of the data on a year-to-date basis. Also during 1995, the Company merged with two additional long distance companies, including ALC Communications Corporation, in transactions that were accounted for as a pooling of interests. The financial statements have been restated for all periods prior to the merger to include the accounts and operations of the pooled companies.

(2)  Acquisition Related and Other Charges includes the following:
  1998--A $6.5 million acquisition related charge associated with the
       GlobalCenter transaction was recorded in the first quarter.
  1997--A charge of $96.6 million was recorded in the first quarter primarily related to excess network capacity. A charge of $86.8 million was recorded in the fourth quarter, consisting of a restructuring charge of $43.0 million and a provision for asset and lease impairments of $43.8 million.
  1996--The Company recorded a $48.8 million dollar charge relating to the curtailment of certain Company pensions ($28.0) and a $20.8 million write-off of unrecoverable product development costs for its conference calling product line. The Company also recorded an $18.9 million charge that primarily reflects an adjustment to write-off nonrecoverable product development costs relating to proprietary software.
  1995--The Company recorded a $114.2 million charge associated with the integration of long distance companies acquired, including ALC Communications Corporation.
  1993--A charge of $3.3 million was recorded to write-off one-half of the costs deferred as part of a project to redesign customer account records and customer billing systems. The project was abandoned after it was determined that the project cost would be substantially greater than original estimates.

(3) Includes a $1.8 million post-tax charge for the cumulative effect of adopting Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5).

(4) Includes an $8.0 million post-tax charge for the cumulative effect of adopting Financial Accounting Standard No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of".

(5) Includes post-tax extraordinary charges of $112.1 million resulting from the discontinuance of FAS 71, "Accounting for the Effects of Certain Types of Regulation", a post-tax extraordinary loss on the retirement of debt of $9.0 million and a post-tax cumulative effect charge of $1.5 million relating to the adoption of FAS 116, "Accounting for Contributions Received and Contributions Made".

(6) Includes a post-tax cumulative effect change of $7.2 million for the adoption of FAS 112, "Employers' Accounting for Postemployment Benefits".

(7) Includes a post-tax extraordinary loss on retirement of debt of $7.5 million.

(8) "EBITDA" is defined as operating income plus depreciation and amortization, and excludes the impact of acquisition related and other charges. For purposes of this calculation, EBITDA is not a substitute for operating and cash flow data as determined in accordance with generally accepted accounting principles. EBITDA margin is calculated by dividing EBITDA by revenue.

(9) Debt includes the current portion of long-term debt and long-term debt. Capitalization includes debt and shareholders' equity.

(10) Pre-tax interest coverage is defined as net income before extraordinary items and cumulative effect of changes in accounting principles plus income taxes and net interest expense divided by gross interest expense and excludes the impact of acquisition related and other charges. Net interest expense includes capitalized interest.

                       RATIO OF EARNINGS TO FIXED CHARGES

Set forth below are the Company's ratio of earnings to fixed charges for the six months ended June 30, 1998 and the each of the last five fiscal years. The ratio of earnings to fixed charges for the Company is computed by dividing earnings by fixed charges.

For purposes of computing these ratios, earnings is defined as consolidated pretax income adjusted to include (i) fixed charges, (ii) the income (losses) of majority-owned partnerships, and (iii) undistributed income (losses) of investments accounted for by the equity method. Fixed charges are defined as the sum of (i) fixed interest costs, both expensed and capitalized, (ii) amortization of debt issuance costs and discounts and premiums related to indebtedness, and (iii) the interest component of rent expense.

                                SIX MONTHS
                                  ENDED          YEAR ENDED DECEMBER 31,
                                 JUNE 30   ------------------------------------
                                 1998(1)   1997(2) 1996(3) 1995(4) 1994(5) 1993
                                ---------- ------- ------- ------- ------- ----
Ratio of earnings to fixed
 charges.......................    3.6       1.5     4.1     4.0     4.9   3.5

(1) Included in earnings for the six month period ended June 30, 1998 was a one-time pre-tax $6.5 million acquisition related charge associated with the GlobalCenter transaction, offset by a pre-tax gain of $14.6 million associated with the sale of Minnesota Southern Cellular Telephone Company, a wholly owned cellular partnership, and certain other properties. If such charges/gains had not occurred, the ratio of earnings to fixed charges would have been 3.4:1.

(2) Operating results for 1997 include one-time pre-tax charges of $96.6 million related to certain network costs no longer required for long distance traffic volumes and $86.8 million associated with a restructuring and refocusing of the business, offset by a pre-tax gain of $18.8 million related to the sale of the Company's 69.5% interest in the South Alabama Cellular Communications Partnership. If such charges/gains had not occurred, the ratio of earnings to fixed charges would have been 2.9:1.

(3) Operating results for 1996 include a $67.8 million pre-tax charge resulting from the curtailment of certain Company pension plans ($28.0 million), a one-time charge associated with the Company's conference calling product line ($20.8) and the write-off of in-process development costs ($18.9 million). Additionally, results for 1996 include costs relating to union negotiations at the Company's largest telephone operating subsidiary ($2.8 million), offset by a pre-tax gain of $5.0 million as a result of the Company's sale of its minority investment in a Canadian long distance company. If such charges/gains had not occurred, the ratio of earnings to fixed charges would have been 4.8:1.

(4) Included in earnings for 1995 is a one-time pre-tax acquisition related charge of $114.2 million associated with the integration of the Company's 1995 acquisitions. This charge is offset by the non-taxable gain of $4.8 million resulting from the sale of one of the Company's telephone subsidiaries. If such charges/gains had not occurred, the ratio of earnings to fixed charges would have been 5.3:1.

(5) Operating results for 1994 include the pre-tax gain relating to the sale of Minot Telephone of $11.3 million. If this gain had not occurred, the ratio of earnings to fixed charges would have been 4.8:1.

                                USE OF PROCEEDS

The net proceeds of the offering, estimated to be $     million, will be used
for the Company's capital expenditure requirements and other general corporate purposes. Pending such use, the net proceeds from the sale of the Drs. will be
used to repay $      million principal amount of the Company's commercial
paper. As of           , 1998, such commercial paper had a blended rate of    %
and had maturities ranging from           to            .

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company at June 30, 1998 on a historical basis and on a pro-forma basis to give effect to the issuance of the Drs. and the application of the estimated net proceeds therefrom as described under "Use of Proceeds". For additional information as to the capitalization of the Company, see the "Selected Financial Data" contained herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the related notes thereto incorporated by reference herein.

                                                              JUNE 30, 1998
                                                          ----------------------
                                                           ACTUAL    AS ADJUSTED
                                                          ---------  -----------
                                                             (IN THOUSANDS)
Short-Term Debt.......................................... $   6,451   $   6,451
Long-Term Debt
  Drs....................................................       --      200,000
  Other long-term debt................................... 1,020,956     820,956
                                                          ---------   ---------
  Total long-term debt................................... 1,020,956   1,020,956
                                                          ---------   ---------
Total shareholders' equity...............................   993,867     993,867
                                                          ---------   ---------
Total capitalization..................................... 2,021,274   2,021,274
                                                          ---------   ---------
Total debt/total capitalization..........................      50.8%       50.8%
                                                          ---------   ---------

(1) The estimated net proceeds from the offering of $    million will be used
    to repay a portion of the Company's commercial paper, which is included in long-term debt, until such time as additional payments are required to be made for the Company's capital expenditure requirements and other general corporate purposes.

                            DESCRIPTION OF THE Drs.

GENERAL

The Drs. are to be issued as a series of debt securities under the Indenture, dated as of May 21, 1997, as supplemented by the supplemental indenture dated
as of September   , 1998 (the "Indenture"), between the Company and The Chase
Manhattan Bank, as trustee (the "Trustee"), which is more fully described in the accompanying Prospectus. The following description of the terms of the Drs. supplements the description of the general terms and provisions of the Debt Securities (as defined in the accompanying Prospectus) set forth in the accompanying Prospectus. If these descriptions are inconsistent, then the description in this Prospectus Supplement shall govern.

The Drs. will be limited to $200,000,000 aggregate principal amount.

The Drs. will bear interest at an annual rate of    % to        , 200  (the
"Remarketing Date"). If the Remarketing Dealer elects to remarket the Drs., then after the Remarketing Date, the interest rate on the Drs. will be reset at
a fixed rate until           , 20   (the "Stated Maturity Date"), as determined
by the Remarketing Dealer based on bids requested from dealers in the Company's publicly-traded debt securities. See "--Mandatory Tender of Drs.; Remarketing."
The Drs. will bear interest from September    , 1998, payable semi-annually on
March    and September    of each year (each, an "Interest Payment Date"),
commencing March   , 1999 to the persons in whose name the Drs. are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each, a "Record Date"). "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

The Drs. will mature on the Stated Maturity Date. However, if the Remarketing Dealer elects to remarket the Drs., then the Drs. will be subject to mandatory tender to the Remarketing Dealer, for purchase at 100% of the principal amount thereof on the Remarketing Date on the terms and subject to the conditions described herein. See "--Mandatory Tender of Drs.; Remarketing" below. If the Remarketing Dealer does not elect to exercise its right to a mandatory tender of the Drs., or for any reason does not purchase all of the Drs. on the Remarketing Date, then holders are required to tender, and the Company is required to repurchase, on the Remarketing Date any Drs. that have not been purchased by the Remarketing Dealer from the holders thereof at 100% of the principal amount thereof plus accrued interest, if any. See "--Repurchase" below. The Drs. will be redeemable on the terms described under "--Redemption."

The Drs. will be issued in the form of one or more registered global securities and will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. See "--Book-Entry System."

Although the United States federal income tax treatment of the Drs. is not certain, the terms of the Drs. provide that the Company and all holders of the Drs. agree to treat the Drs. as fixed rate debt instruments that mature on the Remarketing Date for United States federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

MANDATORY TENDER OF Drs.; REMARKETING

The following description sets forth the terms and conditions of the remarketing of the Drs., if the Remarketing Dealer elects to purchase the Drs. on the Remarketing Date for remarketing.

Mandatory Tender

If the Remarketing Dealer gives notice to the Company and the Trustee on a Business Day not later than five Business Days prior to the Remarketing Date (the "Notification Date") of its intention to purchase all of the Drs. for remarketing, all outstanding Drs. will be automatically tendered to the Remarketing Dealer for purchase on the Remarketing Date, except in the circumstances described under "--Repurchase" or "Redemption" below. The purchase price of the Drs. will be equal to 100% of the principal amount thereof. When the Drs. are tendered for remarketing, the Remarketing Dealer may remarket the Drs. for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale or may sell such Drs. to the Reference Corporate Dealer (defined below) submitting the lowest firm, committed bid on the Determination Date, as described below.

If the Remarketing Dealer elects to remarket the Drs., then from and including the Remarketing Date to but excluding the Stated Maturity Date, the Drs. will bear interest at the Interest Rate to Maturity (defined below). The obligation of the Remarketing Dealer to purchase the Drs. on the Remarketing Date is subject to several conditions set forth in a Remarketing Agreement between the Company and the Remarketing Dealer (the "Remarketing Agreement"). In addition, the Remarketing Dealer may terminate the Remarketing Agreement upon the occurrence of certain events set forth therein. See "--The Remarketing Dealer". If for any reason the Remarketing Dealer does not purchase all outstanding Drs. on the Remarketing Date, holders will be required to tender, and the Company will be required to repurchase, on the Remarketing Date any Drs. that have not been purchased by the Remarketing Dealer from the holders thereof at a price equal to the principal amount thereof plus all accrued interest, if any. See "--Repurchase" below.

The Remarketing Dealer shall determine the interest rate the Drs. will bear from the Remarketing Date to the Stated Maturity Date (the "Interest Rate to Maturity") on the third Business Day immediately preceding the Remarketing Date (the "Determination Date") by soliciting by 3:30 p.m., New York City time, the Reference Corporate Dealers (defined below) for firm, committed bids to purchase all outstanding Drs. at the Dollar Price (defined below), and by selecting the lowest such firm, committed bid (regardless of whether each of the Reference Corporate Dealers actually submits a bid). Each bid shall be expressed in terms of the Interest Rate to Maturity that the Drs. would bear
(quoted as a spread over    % per annum (the "Base Rate")) based on the
following assumptions:

  (i) the Drs. would be issued on the Remarketing Date for settlement on the same day;

  (ii)  the Drs. would mature on the Stated Maturity Date; and

  (iii) the Drs. would bear interest from the Remarketing Date at the Interest Rate to Maturity bid by such Reference Corporate Dealer, payable semiannually on the Interest Payment Dates for the Drs.

The Interest Rate to Maturity announced by the Remarketing Dealer as a result of such process will be quoted to the nearest one hundred-thousandth (0.00001) of one percent per annum and, absent manifest error, will be binding and conclusive upon the holders of the Drs., the Company and the Trustee. The Remarketing Dealer shall have the discretion to select the time at which the Interest Rate to Maturity is determined on the Determination Date.

"Dollar Price" means the discounted present value to the Remarketing Date of the cash flows on a bond (x) with a principal amount equal to the aggregate principal amount of the Drs., (y) maturing on the Stated Maturity Date and (z) bearing interest from the Remarketing Date, payable semi-annually (assuming a 360-day year consisting of twelve 30-day months) on the interest payment dates of the Drs. at a rate equal to the Base Rate, using a discount rate equal to the Treasury Rate (defined below).

"Reference Corporate Dealer" means J.P. Morgan Securities Inc. and four other leading dealers of publicly-traded debt securities of the Company to be chosen by the Remarketing Dealer. If any of such persons shall cease to be a leading dealer of publicly-traded debt securities of the Company, then the Remarketing Dealer may replace such person with any other leading dealer of publicly-traded debt securities for the Company.

"Treasury Rate" means the annual rate equal to the semi-annual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity on the Determination Date of the Comparable Treasury Issue (defined below) for value on the Remarketing Date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (defined below).

"Comparable Treasury Issue" means the United States Treasury security selected by the Remarketing Dealer as having an actual maturity on the Determination Date (or the United States Treasury securities selected by the Remarketing Dealer to derive an interpolated yield to maturity on such Determination Date) comparable to the remaining term of the Drs.

"Comparable Treasury Price" means (a) the offer price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) on the Determination Date, as set forth on Telerate Page 500 (defined below), adjusted to reflect settlement on the Remarketing Date if prices quoted on Telerate Page 500 are for settlement on any date other than the Remarketing Date, or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day, (i) if the Remarketing Dealer obtains four or more Reference Treasury Dealer Quotations, the average of such Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotation shall be excluded), or (ii) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. The Remarketing Dealer shall have the discretion to select the time at which the Comparable Treasury Price is determined on the Determination Date.

"Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer price specified in clause (a) of the definition of Comparable Treasury Price as may replace Dow Jones Markets Limited.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) for settlement on the Remarketing Date quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m., New York City time, on the Determination Date.

"Reference Treasury Dealer" means a primary U.S. Government securities dealer in The City of New York (which may include the Remarketing Dealer) selected by the Remarketing Dealer.

Notification of Results; Settlement

If the Remarketing Dealer has elected to remarket the Drs. as provided herein, then the Remarketing Dealer will notify the Company, the Trustee and DTC by telephone, confirmed in writing, by 5:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

All of the Drs. will be automatically delivered to the account of the Trustee by book-entry through DTC, pending payment of the purchase price therefor, on the Remarketing Date.

The Remarketing Dealer will make, or cause the Trustee to make, payment to DTC by the close of business on the Remarketing Date against delivery through DTC of the Drs., of the purchase price for all of the Drs. tendered. The purchase price of the Drs. will be equal to 100% of the principal amount thereof. If the Remarketing Dealer does not purchase all of the Drs. on the Remarketing Date, then the Company is obliged to make or cause to be made such payment for all of the Drs. not purchased by the Remarketing Dealer, as described below under "-- Repurchase." In any case, the Company will make, or cause the Trustee to make, payment of interest due on the Remarketing Date to holders of Drs. by book entry through DTC by the close of business on the Remarketing Date.

The tender and settlement procedures described above may be modified without the consent of the holders of the Drs. to the extent required by DTC or, if the book-entry system is no longer available for the Drs. at the time of the remarketing, to the extent required to facilitate the tendering and remarketing of Drs. in certificated form. In addition, the Remarketing Dealer may modify, without the consent of the holders of the Drs., the settlement procedures set forth above in order to facilitate the settlement process.

As long as DTC's nominee holds the certificates representing any Drs. in the book entry system of DTC, no certificates for such Drs. will be delivered by any selling beneficial owner to reflect any transfer of such Drs. effected in the remarketing. In addition, under the terms of the Drs. and the Remarketing Agreement (as defined below), the Company has agreed that (i) it will use its best efforts to maintain the Drs. in book-entry form with DTC or any successor thereto and to appoint a successor depository to the extent necessary to maintain the Drs. in book-entry form and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the Drs. to be issued in certificated form.

For further information with respect to transfers and settlement through DTC, see "--Book-Entry System" below.

The Remarketing Dealer

On or prior to the date of issuance of the Drs., the Company and the Remarketing Dealer will enter into the Remarketing Agreement which will provide for the Drs. to be remarketed substantially on the terms described below and in "--Mandatory Tender of Drs.; Remarketing." The Remarketing Dealer will not receive any fees for its services under the Remarketing Agreement, but will be entitled to reimbursement for out-of-pocket expenses under certain circumstances.

The Company will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), arising out of or in connection with its duties under the Remarketing Agreement.

If the Remarketing Dealer elects to remarket the Drs. as described herein, the obligation of the Remarketing Dealer to purchase Drs. from holders thereof will be subject to several conditions set forth in the Remarketing Agreement. In addition, the Remarketing Agreement will provide for its termination by the Remarketing Dealer on or before the Remarketing Date, upon the occurrence of certain events that would customarily give underwriters the right to terminate an underwriting agreement or would give rise to a failure to satisfy a closing condition to an underwriting agreement in the Company's public debt offerings. The Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company shall have the right, but not the obligation, to appoint a successor Remarketing Dealer.

As a result of these conditions and termination rights and the Remarketing Dealer's right to resign, holders of Drs. cannot be assured that their Drs. will be purchased by the Remarketing Dealer in connection with a mandatory tender. No holder of any Drs. shall have any rights or claims under the Remarketing Agreement or against the Company or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such Drs. If the Remarketing Dealer does not purchase all of the Drs. on the Remarketing Date, the Company will be required to purchase on the Remarketing Date any Drs. that have not been purchased by the Remarketing Dealer at a price equal to 100% of the principal amount thereof plus accrued interest, if any. See "--Repurchase."

The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the Drs. The Remarketing Dealer may exercise any vote or join in any action which any holder of Drs. may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.

REPURCHASE

If the Remarketing Dealer for any reason does not purchase all of the Drs. on the Remarketing Date, all holders are required to tender, and the Company shall repurchase, on the Remarketing Date any Drs. that have not been purchased by the Remarketing Dealer, at a price equal to 100% of the principal amount of the Drs. plus all accrued and unpaid interest, if any, on such Drs. to (but excluding) the Remarketing Date.

REDEMPTION

If the Remarketing Dealer has elected to remarket the Drs. on the Remarketing Date, the Company shall have the right to redeem the Drs., in whole but not in part, from the Remarketing Dealer on the Remarketing Date at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Drs. and (ii) the Dollar Price, by giving notice of such redemption to the Remarketing Dealer

  (x) no later than the Business Day immediately prior to the Determination Date, or

  (y) if fewer than three Reference Corporate Dealers timely submit firm, committed bids for all outstanding Drs. to the Remarketing Dealer on the Determination Date, immediately after the deadline set by the Remarketing Dealer for receiving such bids has passed.

In either such case, it shall pay such redemption price for the Drs. in same-day funds by wire transfer on the Remarketing Date to an account designated by the Remarketing Dealer.

OPTIONAL REDEMPTION AFTER THE REMARKING DATE

After the Remarketing Date, if the Remarketing Dealer has elected to remarket the Drs. on the Remarking Date, the Drs. will be redeemable (a "Post-Remarketing Redemption"), in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Drs. or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to (but excluding) the redemption date.

Notice of any Post-Remarketing Redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Drs. to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Drs. or portions thereof called in connection with a Post-Remarketing Redemption.

"Adjusted Treasury Rate" means (i) the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to the maturity, as of the redemption date,
of the principal being redeemed, plus (ii)    %. If no maturity set forth under
such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

"Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Drs., then such other reasonably comparable index which shall be designated by the Company.

COVENANTS

See "Description of Debt Securities--Merger, Consolidation or Sale" and "-- Certain Covenants" in the Prospectus for a description of certain covenants that will be applicable to the Company under the terms of the Drs. and the Indenture. In addition to such covenants, the terms of the Drs. will include the following covenant:

Restrictions on Liens. If at any time the Company or any of its subsidiaries mortgages, pledges or otherwise subjects to or permits to exist any Lien (as defined below) on the whole or any part of any property or assets now owned or hereafter acquired by it, except as hereinafter provided, the Company will (or will cause such subsidiary to) secure the outstanding Drs. and, if the Company elects, any other obligations of the Company ranking on a parity with the Drs., equally and ratably with the indebtedness or obligations secured by such mortgage, pledge or other Lien, for as long as any such indebtedness or obligation is so secured. The foregoing covenant does not apply to (a) the creation, extension, renewal or refunding of purchase-money mortgages or liens,
(b) landlords' liens, (c) liens with respect to the sale or financing of accounts or chattel paper, (d) liens to which any property or asset acquired by the Company or such subsidiary is subject as of the date of its acquisition,
(e) the making of any deposit or pledge to secure public or statutory obligations or with any governmental agency at any time required by law in order to qualify the Company or such subsidiary to conduct its business or any part thereof or in order to entitle it to maintain self-insurance or to obtain the benefits of any law relating to worker's compensation, unemployment insurance, old age pensions or other social security, or with any court, board, commission, or governmental agency as security incident to the proper conduct of any proceeding before it, or (f) other Liens not otherwise permitted securing obligations in an aggregate amount not to exceed $25 million.

As used above, "Lien" means any lien, mortgage, pledge, security interest, charge, or encumbrance of any kind (including any conditional sale or other title retention agreement or any lease in the nature thereof, any capital lease obligation and any sale and lease back transaction) and any agreement to give or refrain from giving any lien, mortgage, pledge, security interest, charge, or other encumbrance of any kind.

BOOK-ENTRY SYSTEM

The Drs. will be issued in the form of one or more fully registered global securities that will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

Payments of principal of, premium, if any, and interest on the Drs. will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit Direct Participants' accounts on the related payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to beneficial owners of the Drs. will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or any Paying Agent under the Indenture, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. is the responsibility of the Company or the Trustee or any Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners of the Drs. shall be the responsibility of Direct and Indirect Participants.

DTC may decide to discontinue providing its services as securities depository with respect to the Drs. at any time by giving notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Drs. certificates are required to be printed and delivered.

None of the Company, the Trustee, any Paying Agent or any Registrar for the Drs. will have any responsibility or liability for any aspect of the records maintained by DTC relating to, or payments made on account of beneficial ownership interests in, Drs. represented in global form, or for maintaining, supervising or receiving any records relating to such beneficial ownership interests maintained by DTC.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

The following is a general discussion of certain anticipated United States federal income tax consequences of the purchase, ownership and disposition of the Drs. to initial holders purchasing Drs. at the "issue price." The "issue price" of a Drs. will equal the first price at which a substantial amount of the Drs. is sold for cash to the public (not including persons acting in the capacity of underwriters, placement agents or wholesalers). This summary is based upon laws, regulations, rulings and decisions in effect, all of which are subject to change at any time, which change may be retroactive. Moreover, it deals only with purchasers who hold Drs. as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, U.S. expatriates, persons holding Drs. as a hedge against currency risk or as a position in a "straddle," "hedge," "conversion" or another integrated transaction for tax purposes, persons who own (directly or indirectly) 10 percent or more of the voting power of the Company, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. In addition, this discussion only addresses the federal income tax consequences of the Drs. until the Remarketing Date.

As used herein, the term "U.S. Holder" means a beneficial owner of Drs. that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations and certain partnerships that have one or more partners who are not United States persons),
(iii) an estate or trust whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Drs. that is not a U.S. Holder, for United States federal income tax purposes.

Because the Drs. are subject to mandatory tender or repurchase on the Remarketing Date, the Company intends, and the Holders by purchasing the Drs. agree, to treat the Drs. as maturing on the Remarketing Date for United States federal income tax purposes and as being reissued on the Remarketing Date should the Remarketing Dealer remarket the Drs. Because no debt instrument closely comparable to the Drs. has been the subject of any Treasury regulation, revenue ruling or judicial decision, the United States federal income tax treatment of debt obligations such as the Drs. is not certain. No ruling on any of the issues discussed below will be sought from the Internal Revenue Service ("IRS"). Accordingly, significant aspects of the United States federal income tax consequences of an investment in the Drs. are uncertain, and no assurance can be given that the IRS or the courts will agree that the Drs. should be treated as maturing on the Remarketing Date. PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE Drs. (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE Drs.). EXCEPT WHERE INDICATED TO THE CONTRARY, THE FOLLOWING DISCUSSION ASSUMES THAT THE COMPANY'S TREATMENT OF THE Drs. WILL BE RESPECTED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS SHOULD ALSO CONSULT THEIR TAX ADVISORS WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

INTEREST INCOME

Interest on the Drs. will generally be taxable as ordinary income for United States federal income tax purposes when received or accrued by a U.S. Holder in accordance with its method of accounting. The Company does not anticipate that the initial issuance of the Drs. will result in Original Issue Discount ("OID"), generally defined as the excess of the stated redemption price at the maturity of the Drs. over its issue price. However, if a Drs. is issued with OID, or is deemed by the IRS to have been issued with OID, the holder of such debt instrument issued with OID generally will be required to recognize as ordinary income the amount of OID on the debt instrument as such discount accrues, in accordance with a constant yield method.

GAIN OR LOSS ON SALE OR DISPOSITION

If a Drs. is sold or redeemed, the U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale or redemption (excluding any amount attributable to accrued interest on the Drs.) and the adjusted basis in its Drs. The adjusted basis of the Drs. generally will equal the U.S. Holder's cost, increased by any OID previously includable in the U.S. Holder's income with respect to the Drs., and reduced by the principal payments previously received with respect to the Drs. Gain or loss on sale or redemption of a Drs. will generally be capital gain or loss.

Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. U.S. Holders should consult their own tax advisors regarding the capital gains rate applicable to them. The deductibility of capital losses is subject to certain limitations.

ALTERNATIVE UNITED STATES FEDERAL TAX TREATMENT

There can be no assurance that the IRS will agree with, or that a court will uphold, the Company's treatment of the Drs. as maturing on the Remarketing Date and as thereafter being reissued should the Drs. be remarketed, and it is possible that the IRS could assert another treatment. In particular, the IRS could seek to treat the Drs. as maturing on the Stated Maturity Date and possibly also to treat the issue price of the Drs. as including the value of the mandatory tender right. Because of the possible remarketing and reset, if the Drs. were treated as maturing on the Stated Maturity Date, Treasury regulations relating to contingent payment debt obligations (the "Contingent Payment Debt Regulations") would apply. In such case, the timing and character of income on the Drs. would be significantly affected. Among other things, U.S. Holders, regardless of their usual method of tax accounting, would be required to accrue income annually as OID, subject to the adjustments described below, at a "comparable yield" on the adjusted issue price, which could be higher than the actual cash payments received on the Drs. in a taxable year. In addition, the Contingent Payment Debt Regulations require that a projected payment schedule be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected payments. Furthermore, any gain realized with respect to the Drs. would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's ordinary income inclusions with respect to the Drs. Any remaining loss generally would be treated as capital loss. In addition, upon the sale of a Drs. (other than through the mandatory tender), the IRS could take the position that the gain or loss with respect to the mandatory tender right and the gain or loss with respect to the debt obligation must be separately determined, in which case any deemed loss with respect to the mandatory tender would be treated as capital loss, and a corresponding amount of additional ordinary income would need to be recognized by the U.S. Holder with respect to the sale. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

PROSPECTIVE PURCHASERS OF Drs. ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE AND LOCAL INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE Drs.

NON-U.S. HOLDERS

A non-U.S. Holder will not be subject to United States federal income or withholding tax on payments of principal, premium (if any) or interest (including original issue discount and accruals under the Contingent Payment Debt Regulations, if any) on a Drs., unless such non-U.S. Holder owns actually or constructively 10% or more of the total combined voting power of the Company, is a controlled foreign corporation related to the Company through stock ownership or is a bank receiving interest described in section 881(c)(3)(A) of the Code. Sections 871(h) and 881(c) of the Code, and applicable Treasury regulations, require that, in order to obtain the exemption from withholding tax described above, either the beneficial owner of the Drs., or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Drs. on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the Drs. is not a United States person. In general, such requirement will be fulfilled if the beneficial owner of a Drs. certifies on IRS Form W-8, under penalties of perjury, that it is not a United States person and provides its name and address, and any Financial Institution holding the Drs. on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such statement from the Holder (and furnishes the withholding agent with a copy thereof).

Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes gain upon retirement or disposition of a Drs., provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

If a non-U.S. Holder of a Drs. is engaged in a trade or business in the United States, and if interest (including OID, if any) or gain on the Drs. is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be subject to regular United States income tax on interest and on any gain realized on the sale, exchange or other disposition of a Drs. in the same manner as if it were a U.S. Holder. In lieu of the statement described above, such Holder will be required to provide to the Company a properly executed Form 4224 (or successor form) in order to claim an exemption from withholding tax. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of a Drs. will be included in the effectively connected earnings and profits of such non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

The Drs. will not be includable in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Drs. would have been effectively connected with the conduct by such individual of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

A holder may be subject to backup withholding at the rate of 31% of the interest and other "reportable payments" (including, under certain circumstances, principal payments and sales proceeds) paid with respect to the Drs. if, in general, the holder fails to comply with certain certification procedures and is not an exempt recipient under applicable provisions of the Code.

On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

SUMMARY

This discussion is intended to be a general summary only. Due to the complexity of the rules described above, the current uncertainty as to the manner of their application to the U.S. and non-U.S. Holders and possible legislative changes, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of its acquisition, ownership and disposition of its Drs. Further, no advice has been received as to income, franchise, personal property, or other taxation in any state or locality, or as to the treatment of the Drs. in any state or locality. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE AND LOCAL INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES ARISING OUT OF THEIR OWNERSHIP OF THE Drs.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in the Underwriting
Agreement dated September   , 1998, the Underwriters named below have severally
agreed to purchase and the Company has agreed to sell to them, severally, the respective principal amounts of Drs. set forth below:

                                                                    PRINCIPAL
UNDERWRITERS                                                      AMOUNT OF Drs.
------------                                                      --------------
J.P. Morgan Securities Inc.......................................   $
Credit Suisse First Boston Corporation...........................
Merrill Lynch, Pierce, Fenner & Smith
        Incorporated.............................................
                                                                    ---------
  Total..........................................................   $
                                                                    =========

The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Drs. are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are committed to take and pay for all of the Drs., if any are taken.

The Underwriters propose to offer the Drs. to the public at varying prices based on prevailing market rates at the time of resale. The Underwriters will
purchase the Drs. at   % of the principal amount thereof. In addition, in
consideration for the right to require the mandatory tender of all outstanding Drs. as described above, the Remarketing Dealer will pay to the Company, on the same date the Underwriters pay the purchase price for the Drs., an amount equal
to   % of the principal amount of the Drs. Consequently, the net proceeds to
the Company will be $       , or        % of the principal amount of the Drs.

The Drs. are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Drs. but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Drs.

In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Drs. Specifically, the Underwriters may overallot in connection with the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Drs. in the open market to cover syndicate short positions or stabilize the price of the Drs. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Drs. in the offering if the syndicate repurchases previously distributed Drs. in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Drs. above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. See also "Plan of Distribution" in the accompanying Prospectus.

From time to time in the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with the Company and its affiliates.

                                 LEGAL MATTERS

The legality of the Drs. will be passed upon for the Company by Martin T. McCue, Senior Vice President and General Counsel of the Company. As of the date of this Prospectus Supplement, Mr. McCue beneficially owns 75,740 shares of the Company's Common Stock. The validity of the Drs. offered hereby will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                STATEMENT REGARDING FORWARD-LOOKING INFORMATION

From time to time, information provided by the Company, including written and oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, are forward-looking statements. In reviewing such information, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include: international, national and local general economic and market conditions; demographic changes; the size and growth of the overall telecommunications market; the ability of the Company to sustain, manage or forecast its growth; the size, timing and mix of purchases of the Company's products; new product and service development and introduction; changes in consumer preferences; existing governmental regulations; adverse publicity; dependence on distributors; liability and other claims asserted against the Company; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; general risks associated with doing business outside of the United States, including, without limitation, import duties, tariffs, quotas and political instability; the ability to attract and retain qualified personnel; the ability to protect trademarks, patents and other intellectual property; the use of proceeds from the offering; and other factors referenced or incorporated by reference in this Prospectus Supplement or the attached Prospectus. GIVEN SUCH UNCERTAINTIES, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained or incorporated by reference herein to reflect future events or developments.

                       PROSPECTUS DATED JANUARY 26, 1996
PROSPECTUS
                                 $500,000,000
                             FRONTIER CORPORATION

    DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK AND SECURITIES WARRANTS
                               ----------------

  Frontier Corporation (the "Company") may from time to time offer in one or more series of (i) unsecured debt securities ("Debt Securities"), (ii) shares of its Class A Preferred Stock, par value $100.00 per share (the "Class A Preferred Stock"), (iii) shares of its Cumulative Preferred Stock, par value $100.00 per share (the "Cumulative Preferred Stock"; the Class A Preferred Stock and Cumulative Preferred Stock are sometimes hereinafter collectively referred to as the "Preferred Stock"), (iv) shares of its common stock, $1.00 par value (the "Common Stock"), and (v) warrants exercisable for Common Stock ("Securities Warrants"), with an aggregate public offering price of up to $500,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Common Stock and Securities Warrants (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (a "Prospectus Supplement").

  With respect to the Debt Securities, the specific title, aggregate principal amount, form (which may be registered or bearer, or certificated or global), maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, any sinking fund provisions and any conversion provisions will be set forth in the applicable Prospectus Supplement. Except as set forth in the applicable indenture or in one more indentures supplemental thereto, the applicable indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. The terms of the Preferred Stock, including the specific designation, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock will be set forth in the applicable Prospectus Supplement. In the case of the Common Stock, the specific number of shares and issuance price per share will be set forth in the applicable Prospectus Supplement. In the case of the Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, will be set forth in the applicable Prospectus Supplement. The applicable Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

  SEE "RISK FACTORS" ON PAGE 4 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SECURITIES.

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JANUARY 26, 1996

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files, reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain portions of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference.

  1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994 (which incorporates by reference certain information from the Company's Proxy Statement relating to the Annual Meeting of Shareholders held on April 26, 1995), as amended by Amendment No. 1 on Form 10-K/A;

  2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, as amended by Amendment No. 1 on Form 10-Q/A;

  3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;

  4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995; and

  5. The Company's Current Reports on Form 8-K, dated February 13, 1995; February 21, 1995; February 27, 1995; March 17, 1995 (as amended by two current reports filed on Form 8-K/A); April 9, 1995; April 10, 1995 (three); April 12, 1995; May 11, 1995; May 17, 1995; August 16, 1995 (two); November
14, 1995 (which includes the restatement of the Company's Annual Report for the year ended December 31, 1994 to include the pooling of interests with ALC Communications Corporation); and November 21, 1995.

  All documents filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be addressed to the Company's Corporate Secretary at Frontier Corporation, 180 South Clinton Avenue, Rochester, New York 14646-0700, telephone number (800) 836-0342.

  Unless the context otherwise requires, as used herein, the term "Company" means Frontier Corporation, a New York business corporation, and its consolidated subsidiaries.

                                  THE COMPANY

  Frontier Corporation, formerly known as Rochester Telephone Corporation (the "Company"), is a major U.S. diversified telecommunications firm. The Company has grown from its roots as a local exchange telephone company in Rochester, New York to a company that operates 34 local exchange companies in 13 states, a major nationwide long distance company, and several wireless properties. The Company is now the fifth largest long distance carrier in the United States. The Company is a provider of integrated telecommunications services to more than two million customers through its local, long distance and wireless communications operations.

  The Company's executive offices are located at 180 South Clinton Avenue, Rochester, New York 14646-0700, and its telephone number is (716) 777-1000.

                                 RISK FACTORS

  Prospective investors should carefully consider, among other factors, the matters described below.

COMPETITION

  It is anticipated that approximately 70% of the Company's revenues will be derived from long distance operations. While the Company's management believes that the long distance segment of the telecommunications market has the potential to provide significant enhancements to shareholder value, there are competitive risks associated with long distance operations. Legislation is now being considered by Congress which, if passed and signed into law by President Clinton, may permit the entry of the regional Bell telephone operating companies ("RBOCs") into long distance operations outside the regions served by their local exchange operations immediately upon enactment, and thereafter within their regions upon action by the Federal Communications Commission. Each one of the RBOCs has assets and revenues in excess of the assets and revenues of the Company and they are therefore expected to be significant participants in the long distance market.

  The long distance market today is dominated by three major carriers, AT&T Corp., MCI Communications Corporation, and Sprint Corporation, all of which, as well as the fourth largest carrier, WorldCom, Inc. (formerly known as LDDS Communications, Inc.), own national switching and transmission networks. While the Company owns switching facilities in many places across the country, its owned transmission facilities (fiber optic and digital microwave networks) tend to be regional in nature. Thus, the Company's ability to compete is dependent on the willingness of their larger competitors and others to make available to the Company on favorable terms long term leases and/or purchase of transmission capacity.

  In addition, recently adopted and proposed regulatory changes in the pending federal legislation and in many of the states in which the Company's local exchange companies operate make it clear that the local exchange business is or will soon be open to intensifying competition. Such competition is a key assumption underlying the Company's "Open Market Plan" approved by the New York State Public Service Commission and the Company's shareholders in December 1994, under which the Rochester local exchange telephone market was opened to competition, in exchange for reduced regulation of the Company's local exchange telephone operations in that market, including price cap regulation. In many areas, the incumbent local exchange company may be required to continue as the "provider of last resort" subject to stricter rules than those applying to newer entrants into the same local market. The Company's strategy is to provide integrated communications solutions for its customers which can include bundled long distance, wireless, local and other services, rather than continue the company's historic reliance on the local exchange business for the bulk of the Company's revenues and profits.

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds of the Securities are intended to be used to provide funds for the general corporate purposes of the Company.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock requirements for the nine months ended September 30, 1995 and each of the last five fiscal years for the Company are presented below. The ratio of earnings to fixed charges for the Company is computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements.

  For purposes of computing these ratios, earnings is defined as consolidated pretax income adjusted to include (i) fixed charges, (ii) the income (losses) of majority-owned partnerships, and (iii) undistributed income (losses) of investments accounted for by the equity method. Fixed charges are defined as the sum of (i) fixed interest costs, both expensed & capitalized, (ii) amortization of debt issuance costs and discounts and premiums relating to indebtedness, and (iii) the interest component of rent expense. Preferred stock requirements represent the amount of pretax earnings required to cover any preferred stock dividend requirements and the accretion in carrying value of redeemable preferred stock.

                                           NINE MONTHS  YEAR ENDED DECEMBER 31,
                                              ENDED     ------------------------
                                          SEPTEMBER 30,
                                             1995(1)    1994 1993 1992 1991 1990
                                          ------------- ---- ---- ---- ---- ----
 Ratio of earnings to fixed charges......      3.6      4.9  3.5  2.5  2.5  1.8
 Ratio of earnings to combined fixed
  charges and
  preferred stock requirements...........      3.5      4.8  3.4  2.3  2.2  1.5

--------
(1) Included in earnings for the nine month period ended September 30, 1995 was a one-time pretax acquisition related charge of $114.2 million associated with the integration of the Company's 1995 acquisitions as well as the cost directly associated with effecting the merger with ALC Communications Corporation. If such a charge had not occurred, the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividend requirements would have been 5.6 and 5.5, respectively.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the Debt Securities to which this Prospectus and any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating to such Debt Securities. The Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Debt Securities will be direct, unsecured obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The Debt Securities will be issued under one or more indentures (the "Indentures"). Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee (a "Trustee"). The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. All section references appearing herein are to sections of each Indenture unless otherwise indicated and capitalized terms used but not defined below shall have the respective meanings set forth in each Indenture.

  The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt (as defined below) of the Company as described under "--Subordination."

  Except as set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

  It is anticipated that each Indenture will provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

    (1) The title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

    (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

    (4) If convertible in whole or in part into Common Stock or Preferred Stock, the terms on which such Debt Securities are convertible, including the initial conversion price or rate (or method for determining the same), the portion that is convertible and the conversion period, and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock receivable on conversion;

    (5) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) The place or places where the principal (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

    (10) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

    (11) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to a index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) Any additions to, modifications of or deletions from the terms of such Debt Securities with respect to Events of Default or covenants set forth in the applicable Indenture;

    (14) Whether such Debt Securities will be issued in certificate or book-entry form;

    (15) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (16) The applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

    (17) Whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of mailing such payment;

    (18) Whether the Company has any outstanding securities or liabilities that are pari passu with the Debt Securities, and if so, identifying and stating the principal amount of such securities (which will be indicated on the cover page and elsewhere in the Prospectus Supplement);

    (19) Whether the Debt Securities will be subordinated or pari passu to the liabilities of the Company's subsidiaries (which will be indicated on the cover page and elsewhere in the Prospectus Supplement);

    (20) The amount of debt to which the Debt Securities will rank senior (which will be indicated on the cover page and elsewhere in the Prospectus Supplement); and

    (21) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301).

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Material federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Except as set forth in the applicable Indenture or in one or more indentures supplemental thereto, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

  Neither the Company nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section
305).

MERGER, CONSOLIDATION OR SALE

  The Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to each Trustee (Sections 801 and 803).

CERTAIN COVENANTS

  Existence. Except as described above under "Merger, Consolidation or Sale", the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

  Maintenance of Properties. The Company will be required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1007).

  Insurance. The Company will be required to, and will be required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service (Section 1008).

  Payment of Taxes and Other Claims. The Company will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1009).

  Provision of Financial Information. Whether or not the Company is subject to
Section 13 or 15(d) of the Exchange Act, the Company will be required, to the extent permitted under the Exchange Act, to file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Sections 13 or 15(d) if the Company were so subject (the "Financial Information"), such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company also will be required in any event (x) within 15 days of each Required Filing Date (i) to transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the Financial Information and (ii) to file with the Trustee copies of the Financial Information, and (y) if filing such documents by the Company with the

Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, to supply copies of such documents to any prospective Holder (Section 1010).

ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE

  Any additional covenants of the Company and/or modifications to the covenants described above with respect to any Debt Securities or series thereof, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable Indenture or an indenture supplemental thereto and described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (v) default in the payment of an aggregate principal amount exceeding $10,000,000 of any indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property; and (vii) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501).

  If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% of the principal amount of the Outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture (Section 502). Each Indenture also will provide that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

  Each Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601).

  Each Indenture will provide that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

  Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may subject such Trustee to personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

  Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

MODIFICATION OF THE INDENTURES

  Modifications and amendments of an Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to affect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

  The Holders of not less than a majority in principal amount of Outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture (Section
1013).

  Modifications and amendments of an Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities;
(vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture in any material respect; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

  Each Indenture will provide that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an indexed security that shall be deemed Outstanding shall be the principal face amount of such indexed security pursuant to the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

  Each Indenture will contain provisions for convening meetings of the Holders of Debt securities of a series (Section 1501). A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in the principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum.

  Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

SUBORDINATION

  Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on such Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default on Senior Debt exists that permits the Holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1602 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, Holders will be subrogated to the right of Holders of Senior Debt to the extent that distributions otherwise payable to Holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of Subordinated Securities.

  Senior Debt will be defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following; whether outstanding at the date of execution of the applicable Indenture or thereafter incurred, created or assumed: (i) indebtedness of the Company for money borrowed or represented by purchase money obligations, (ii) indebtedness of the Company evidenced by notes, debentures, or bonds or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement, (iii) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (iv) indebtedness of partnerships and joint ventures which is included in the consolidated financial statements of the Company, and (v) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (i) through (v) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities.

  If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Debt outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  The Company may be permitted under the applicable Indenture to discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

  Each Indenture will provide that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under certain specified sections of Article Ten of such Indenture as specified in the applicable Prospectus Supplement and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section
1404).

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "Events of Default, Notice and Waiver" with respect to certain specified sections of Article Ten of each Indenture (which sections would no longer be applicable to such Debt Securities as a result of such covenant defeasance) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion.

REDEMPTION OF SECURITIES

  The Indenture provides that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any Debt Securities or series thereof.

  From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

  Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed.

  If the Company elects to redeem Debt Securities, it will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date. If less than all the Debt Securities are to be redeemed, the Trustee shall select the Debt Securities to be redeemed pro rata, by lot or in such manner as it shall deem fair and appropriate.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                            CAPITAL STOCK STRUCTURE

  The Company has the authority to issue (i) 300,000,000 shares of Common Stock, of which 157,068,862 shares were issued and outstanding as of the close of business on October 31, 1995, (ii) 850,000 shares of Cumulative Preferred Stock, issuable in series, of which a total of 227,288 shares, constituting four series, were issued and outstanding as of the close of business on October 31, 1995, and (iii) 4,000,000 shares of Class A Preferred Stock, none of which were outstanding as of October, 31 1995 and which when issued, will rank junior to the Cumulative Preferred Stock as to dividends or distributions, and upon the liquidation, dissolution and winding up of the Company.

                          DESCRIPTION OF COMMON STOCK

  The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of the Company or upon the exercise of the Securities Warrants issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Restated Certificate of Incorporation, as amended (the "Charter"), and Bylaws.

DIVIDEND RIGHTS

  Subject to the terms of any contractual restriction on the declaration or payment of dividends, dividends may be declared and paid on the Common Stock out of legally available surplus. However, no dividends may be paid on the Common Stock until accrued and unpaid dividends on the outstanding series of Cumulative Preferred Stock have been paid or declared and funds set aside for their payment.

  The Company's ability to pay dividends is substantially dependent upon the earnings and available cash flow of its subsidiaries and the availability of such earnings to the Company by way of dividends, distributions, loans and other advances. The provisions of the Open Market Plan include the prohibition of dividend payments from a significant subsidiary of the Company, Rochester Telephone Corp., to the Company in specified circumstances.

VOTING RIGHTS

  The holders of Common Stock have exclusive voting rights of one vote for each share held, subject to the voting rights of the outstanding Cumulative Preferred Stock described below and any subsequent voting rights that may be established for any other Preferred Stock by the Company's Board of Directors. The holders of the Common Stock are not entitled to cumulative voting in the election of directors.

  When four or more quarterly dividends on the Cumulative Preferred Stock are in arrears, and until such arrearages at full dividend rates have been paid or declared and set apart for payment, the holders of the Cumulative Preferred Stock as a class have the right to elect a majority of the Board of Directors. In such event, the holders of the Common Stock have the right to elect only the remaining directors.

LIQUIDATION RIGHTS

  On any liquidation of the Company, the holders of the Cumulative Preferred Stock will be entitled to their full par value per share plus accumulated dividends. In addition, the holders of any other Preferred Stock issued after the date of this Prospectus will be entitled to a liquidation preference equal to at least the par value of such stock. After satisfaction of outstanding liabilities and the preferential liquidation rights of the Preferred Stock, the holders of Common Stock are entitled to share ratably in the distribution of all remaining assets.

PREEMPTIVE RIGHTS

  Holders of the Common Stock have no preemptive rights to purchase any stock issued by the Company, any securities convertible into such stock, or any rights or options to acquire such stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is The First National Bank of Boston, 150 Royall Street, Canton, Massachusetts 02021.

THE RIGHTS AGREEMENT

  On April 9, 1995, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable on April 24, 1995 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Class A Preferred Stock, par value of $100.00 per share (the "Rights Preferred Stock"), of the Company at a price of $80.00 per one-hundredth of a share of Rights Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 9, 1995, as the same may be amended from time to time (the "Rights Agreement"), between the Company and The First National Bank of Boston, as Rights Agent.

  The Rights are not exercisable until the earlier to occur of (i) ten days following the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or such earlier date as a majority of the Board of Directors shall have become aware of the existence of an Acquiring Person, or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender order or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock. The Rights will expire on April 24, 2005, unless such date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

  In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Company's Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Rights Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges, per Right (subject to adjustment).

  At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment.

  For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Right in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interest of holders of the Rights.

  This summary description of the Rights summarizes the material terms of the Rights but does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is an exhibit to the Company's Current Report on Form 8-K dated April 9, 1995.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter (including any amendment to the Charter relating to a series of the Preferred Stock) which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

GENERAL

  The Company is authorized to issue 4,000,000 shares of Class A Preferred Stock, of which no shares were outstanding as of October 31, 1995, and 850,000 shares of Cumulative Preferred Stock, of which 227,288 shares were outstanding as of October 31, 1995. The Company has established five separate series of Cumulative Preferred Stock, which include 215,000 shares in the aggregate, and a series of 3,000,000 shares of Class A Preferred Stock in connection with the Rights Agreement.

  Under the Charter, the Board of Directors (without further shareowner action) may from time to time establish and issue one or more series of Preferred Stock with such designations, powers, preferences or rights of the shares of such series and the qualifications, limitations or restrictions thereon.

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions. The Preferred Stock will, when issued for lawful consideration, be fully paid and nonassessable and will have no preemptive rights.

RANK

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. As used in the Articles for these purposes, the term "equity securities" does not include convertible debt securities. The Series A Preferred Stock is junior to the Cumulative Preferred Stock and any Preferred Stock established out of Series A Preferred Stock shall be junior as to the Cumulative Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDENDS

  Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

  Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  So long as the shares of any series of the Preferred Stock shall be outstanding, the Company may not declare or pay any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock, unless full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of Preferred Stock of the Company (other than Junior Stock).

  Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

  A series of Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of Preferred Stock.

  The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares.

  In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareowners, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

  Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, holders of the Preferred Stock will not be entitled to vote for any purpose.

  As described in "Description of Common Stock--Voting Rights", when four or more quarterly dividends on the Cumulative Preferred Stock are in arrears, and until such arrearages at full dividend rates have been paid or declared and set apart for payment, the holders of the Cumulative Preferred Stock as a class have the right to elect a majority of the Board of Directors.

  In addition, the affirmative vote of various proportions of the Cumulative Preferred Stock is required to (1) increase the authorized amount of the Cumulative Preferred Stock; (2) create shares having preferential rights equal or superior to the Cumulative Preferred Stock; (3) issue any shares of Cumulative Preferred Stock or any shares having preferential rights equal or superior to the Cumulative Preferred Stock without compliance with certain requirements as to earnings; and (4) create, alter or abolish any voting rights or preferential rights or redemption provisions affecting the Cumulative Preferred Stock adversely.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                      DESCRIPTION OF SECURITIES WARRANTS

  The Company may issue Securities Warrants for the purchase of Common Stock. Securities Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and the Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrant certificates relating to each series of Securities Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

  If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price
(iii) the date, if any, on and after which such Securities Warrants and the Common Stock will be transferable separately; (iv) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date;
(v) any special United States federal income tax consequences; and (vi) any other material terms of such Securities Warrants.

  Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrants to purchase Common Stock, holders of such Securities Warrants will not have any rights of holders of Common Stock, including the right to receive payments of dividends, if any, on such Common Stock, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

  Each Securities Warrant will entitle the holder thereof to purchase such number of shares of Common Stock, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

  Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Common Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Common Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

  The Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

COMMON STOCK WARRANT ADJUSTMENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including
(i) payment of a dividend on the Common Stock payable in capital stock and stock splits, combinations or reclassification of the Common Stock; (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Warrant Agreement for such series of Securities Warrants); and
(iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable other than in Common Stock) or of subscription rights and warrants (excluding those referred to above).

  No adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

  In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Direct sales to investors may be accomplished through subscription rights distributed to the Company's shareowners. In connection with the distribution of subscription rights to shareowners, if all of the underlying Securities are not subscribed for, the Company may sell such unsubscribed Securities directly to third parties or may engage the services of an underwriter to sell such unsubscribed Securities to third parties. Any underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, or at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by the Contracts.

  Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  The legality of the Debt Securities, the Preferred Stock, the Common Stock and the Securities Warrants offered hereby will be passed upon for the Company by Helen A. Zamboni, Esq., Corporate Counsel of the Company.

                                    EXPERTS

  The consolidated financial statements and consolidated financial statement schedule incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the audited historical financial statements included on pages 23-57 of the Company's Form 8-K dated November 14, 1995 have been audited by Price Waterhouse LLP, independent accountants, except as they relate to ALC Communications Corporation, and insofar as they relate to ALC Communications Corporation, by Ernst & Young LLP, independent accountants, whose reports therein are incorporated by reference to the Company's Form 8-K dated November 14, 1995. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.